UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2010

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows

On October 12, 2010, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2010. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2010. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2010 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 13, 2010

EXFO Reports Record Sales, Bookings and Strong Earnings for Fiscal 2010

▪	Annual sales* increase 32.0% to record US$228.1 million
▪	Gross margin* improves for eighth consecutive year to reach 62.4%
▪	EBITDA increases 88.8% year-over-year to US$27.3 million
▪	NetHawk acquisition expands presence in wireless testing and service assurance

*Includes results from Life Sciences and Industrial Division (“discontinued operations”).

QUEBEC CITY, CANADA, October 12, 2010—EXFO Inc. (NASDAQ: EXFO, TSX: EXF) reported today record sales and bookings as well as strong earnings for its 25th fiscal year ended August 31, 2010.

Annual sales, including revenue from the recently divested Life Sciences and Industrial Division (referred to as “discontinued operations” in financial statements), increased 32.0% to US$228.1 million in fiscal 2010 from US$172.9 million in 2009. Annual Telecom (referred to as “continuing operations” in financial statements) sales increased 32.4% to US$202.8 million in fiscal 2010 from US$153.1 million in 2009. NetHawk Oyj contributed US$14.5 million in sales during five and a half months with EXFO in fiscal 2010. Excluding NetHawk’s revenue contribution, total sales* increased 23.6% year-over-year.

In the fourth quarter of fiscal 2010, total sales* amounted to US$65.2 million compared to US$63.2 million in the third quarter of 2010 and US$36.5 million in the fourth quarter of 2009. Telecom sales totaled US$58.6 million in the fourth quarter of fiscal 2010 compared to US$55.9 million in the previous quarter and US$31.5 million in the fourth quarter of 2009.

Overall for fiscal 2010, net bookings* increased 30.7% to US$235.9 million from US$180.5 million in 2009 for an annual book-to-bill ratio of 1.03. In the fourth quarter of 2010, net bookings* totaled US$62.3 million for a book-to-bill ratio of 0.96 compared to US$63.6 million in the third quarter of 2010 and US$40.7 million in the fourth quarter of 2009.

Gross margin* improved for an eighth consecutive year to reach 62.4% of sales in fiscal 2010. Telecom gross margin attained 63.6% in fiscal 2010. In the fourth quarter of 2010, gross margin* amounted to 63.5% of sales compared to 62.3% in the third quarter of 2010 and 60.0% in the fourth quarter of 2009. Telecom gross margin reached 64.8% in the fourth quarter of 2010 compared to 63.5% in the previous quarter and 61.3% in the fourth quarter of 2009.

In fiscal 2010, GAAP net earnings totaled US$6.6 million, or US$0.11 per diluted share, including US$7.8 million in amortization of intangible assets and US$1.8 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$1.3 million.

In fiscal 2009, GAAP net loss totaled US$16.6 million, or US$0.27 per share, including US$21.7 million for impairment of goodwill, US$5.1 million in amortization of intangible assets, US$1.4 million in stock-based compensation costs and US$1.2 million in restructuring charges. These items were partially offset by US$1.9 million for the recognition of previously unrecognized R&D tax credits and US$0.9 million for the net recovery of income taxes. These items resulted in an income tax recovery of US$2.6 million.

In the fourth quarter of 2010, GAAP net earnings amounted to US$5.0 million, or US$0.08 per diluted share, including US$2.5 million in amortization of intangible assets and US$0.5 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.2 million.

In the third quarter of fiscal 2010, GAAP net earnings totaled US$0.2 million, or US$0.00 per diluted share, including US$2.4 million in amortization of intangible assets and US$0.4 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.2 million.

In the fourth quarter of 2009, GAAP net loss amounted to US$1.2 million, or US$0.02 per share, including US$1.2 million in restructuring charges, US$1.1 million in amortization of intangible assets, and US$0.4 million in stock-based compensation costs. These items were offset by US$1.9 million for the recognition of previously unrecognized R&D tax credits and US$0.9 million for the net recovery of income taxes. These items resulted in an income tax expense of US$0.1 million.

“EXFO’s 25th year anniversary provides me with a great deal of satisfaction since we now stand among the top global players in our field, we delivered robust growth across all our businesses and geographies, we improved our gross margin for an eighth consecutive year, and we generated strong increases in earnings and EBITDA,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “With the acquisition of NetHawk, EXFO has become a major force in the wireless industry, while the recent divestiture of the Life Sciences and Industrial Division allows us to focus exclusively on the telecom space. It’s a sector in which we posted a five-year sales CAGR of 20.4% despite the recent economic recession —– compared to an industry average of about 5%. We’re also definitely on track to achieve our three-year corporate performance objectives and even raised each one of them during the past year thanks to our strategic positioning.”

“Looking back on 25 years, I cannot thank enough all team members, customers and partners for having made EXFO the highly progressive organization it has become today. I look forward to working with all of them to take EXFO to the next level.”

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2010		Q3 2010		Q4 2009	FY 2010		FY 2009
Sales:
Continuing operations (formerly the Telecom Division		$58,583		$55,930		$31,509		$202,757	$153,082
Discontinued operations (formerly the Life Sciences & Industrial Division		6,653		7,280		4,998		25,359	19,796
Total		$65,236		$63,210		$36,507		$228,116	$172,878

Gross margin:
Continuing operations		$37,954		$35,509		$19,311		$128,856	$95,185
		64.8%		63.5%		61.3%		63.6%	62.2%
Discontinued operations		$3,488		$3,869		$2,578		$13,563	$10,801
		52.4%		53.1%		51.6%		53.5%	54.6%
Total		$41,442		$39,378		$21,889		$142,419	$105,986
		63.5%		62.3%		60.0%		62.4%	61.3%

Other selected information:
GAAP net earnings (loss)		$4,962		$169		$(1,181)		$6,619	$(16,585)
Recognition of previously unrecognized R&D tax credits	$	−	$	−		$(1,902)	$	−	$(1,902)
Amortization of intangible assets		$2,493		$2,354		$1,147		$7,818	$5,067
Restructuring charges	$	−	$	−		$1,171	$	−	$1,171
Impairment of goodwill	$	−	$	−	$	−	$	−	$21,713
Stock-based compensation costs		$473		$426		$379		$1,786	$1,409
Net recovery of income tax	$	−	$	−		$(943)	$	−	$(943)
Net income tax effect of the above items		$(184)		$(208)		$93		$(1,347)	$(2,613)

Operating Expenses
Telecom selling and administrative expenses amounted to US$66.6 million, or 32.9% of sales, in fiscal 2010 compared to US$58.1 million, or 37.9% of sales, in 2009. In the fourth quarter of 2010, Telecom selling and administrative expenses totaled US$18.9 million, or 32.3% of sales, compared to US$18.6 million, or 33.2% of sales, in the third quarter of 2010 and US$12.8 million, or 40.5% of sales, in the fourth quarter of 2009.

Telecom gross research and development (R&D) expenses reached US$44.6 million, or 22.0% of sales, in fiscal 2010 compared to US$33.6 million, or 21.9% of sales, in 2009. In the fourth quarter of 2010, Telecom gross R&D expenses attained US$12.4 million, or 21.1% of sales, compared to US$13.1 million, or 23.5% of sales, in the previous quarter and US$8.5 million, or 27.0% of sales, in the fourth quarter of 2009.

Telecom net R&D expenses totaled US$37.8 million, or 18.7% of sales, in fiscal 2010 compared to US$27.2 million, or 17.8% of sales, in 2009. In the fourth quarter of 2010, Telecom net R&D expenses amounted to US$10.5 million, or 17.9% of sales, compared to US$11.1 million, or 19.9% of sales, in the third quarter of 2010 and US$6.8 million, or 21.5% of sales, in the fourth quarter of 2009.

Fiscal 2010 Highlights

▪
IP Fixed and Mobile Network Convergence and Broadband Deployments — Telecom sales increased 32.4% to US$202.8 million in fiscal 2010 due to market-share gains, a US$14.5 million revenue contribution from recently acquired NetHawk, and improved market conditions. Optical, Protocol and Copper Access sales improved 14.2%, 43.3%, and 131.2%, respectively, in 2010. Geographically, Telecom sales increased 22.6% in the Americas, 41.2% in Europe, Middle East and Africa (EMEA), and 53.0% in Asia-Pacific in 2010. EXFO’s largest telecom customer accounted for 4.9% of sales in 2010 while the company’s top three customers represented 12.2% which reflects a strong account diversity.

▪
Profitable Growth Path — EXFO increased EBITDA in dollars 88.8% to US$27.3 million in fiscal 2010 on total sales* of US$228.1 million. EBITDA margin improved to 12.0% of sales in 2010 from 8.4% in 2009. Gross margin* increased for an eighth consecutive year to reach 62.4% in 2010.

▪
Acquisitions/Divestitures — In March 2010, EXFO acquired NetHawk Oyj, the second-largest provider of 2G, 3G and 4G/LTE protocol analyzers and network simulators, to expand its presence in the rapidly growing wireless test and service assurance market. This acquisition enables EXFO to provide end-to-end assessment of IP fixed and mobile networks. Following the fiscal year-end, EXFO sold its Life Sciences and Industrial Division for US$24.3 million in cash to become a pure-play in the telecom sector.

Business Outlook
Despite only a one-month revenue contribution from the recently divested Life Sciences and Industrial Division for the first quarter of fiscal 2011, EXFO has maintained its sales forecast between US$61 million and US$66 million, while GAAP net earnings should range between US$0.17 and US$0.21 per diluted share. GAAP net earnings include US$0.22 per share for the estimated gain on the disposal of the Life Sciences and Industrial Division and US$0.05 per share in after-tax amortization of intangible assets and stock-based compensation costs. The company also anticipates a pre-tax, foreign exchange loss of US$0.03 per share following the significant increase in the value of the Canadian dollar since August 31, 2010.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Corporate Performance Objectives for Fiscal 2010-2012
EXFO is on track to achieve its three-year corporate performance objectives after fiscal 2010. Despite the recent sale of the Life Sciences and Industrial Division, the company has opted to maintain its sales and EBITDA growth objectives for the remaining two years of the plan and increase its gross margin target. Given the lower gross margin profile of the divested Life Sciences and Industrial Division, EXFO has raised its gross margin goal from 64% to 65%. Fiscal 2010 results include discontinued operations.

Corporate Performance Objectives (Fiscal 2010-2012)
Metrics	Initial Targets (as at Sept. 1, 2009)	After NetHawk Acquisition (as at March 12, 2010)	After Divestiture of Life Sciences & Industrial Division (as at Oct. 1, 2010)	Results After Fiscal 2010
Increase sales by a CAGR of at least:	20%	25%	25%	32.0%
Raise gross margin from 61.3% to:	64%	64%	65%	62.4%
Increase EBITDA* in dollars by a CAGR of at least:	26%	30%	30%	88.8%

*
EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain. See farther in this document for a reconciliation of GAAP net earnings (loss) to EBITDA.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2010. To listen to the conference  call and  participate  in the  question  period via  telephone,  dial 1-416-981-9030. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 19, 2010. The replay number is 1-402-977-9141 and the reservation number is 21482274. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks — from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, and various optical technologies (accounting for an estimated 35% of the portable fiber-optic test market). EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications industry; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measure
EXFO provides a non-GAAP financial measure (EBITDA**) as supplemental information regarding its operational performance. The company uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps EXFO’s management to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to GAAP measures, allows investors to see the company’s results through the eyes of management, and to better understand the company’s historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

The following table summarizes the reconciliation of EBITDA to GAAP net earnings (loss) in thousands of US dollars:

EBITDA (including discontinued operations)

	Year ended August 31, 2010	Year ended August 31, 2009	Year ended August 31, 2008

GAAP net earnings (loss) for the year	$6,619	$(16,585)	$18,424

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	5,757	4,453	4,137
Discontinued operations	154	154	155
Amortization of intangible assets
Continuing operations	7,773	5,033	3,862
Discontinued operations	45	34	9
Interest (income) expense, net
Continuing operations	292	(592)	(4,381)
Discontinued operations	1	(5)	(258)
Income taxes
Continuing operations	5,529	266	337
Discontinued operations	1,136	(5)	1,339
Impairment of goodwill (continuing operations)	–	21,713	–
Extraordinary gain (continuing operations)	–	–	(3,036)

EBITDA for the year	$27,306	$14,466	$20,588

EDITDA in percentage of sales	12.0%	8.4%	11.2%

**	EBITDA is defined as net earnings (loss) before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets, impairment of goodwill and extraordinary gain.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at August 31,
	2010	2009
Assets

Current assets
Cash	$21,440	$9,777
Short-term investments	10,379	59,105
Accounts receivable
Trade	50,190	22,933
Other	5,217	2,620
Income taxes and tax credits recoverable	2,604	2,253
Inventories	40,328	29,416
Prepaid expenses	2,816	1,842
Future income taxes	6,191	5,538
Current assets held for sale	3,991	2,727
	143,156	136,211

Tax credits recoverable	29,397	24,961
Forward exchange contracts	–	428
Property, plant and equipment	23,455	18,801
Intangible assets	27,947	16,824
Goodwill	29,355	17,840
Future income taxes	12,884	18,164
Long-term assets held for sale	7,308	7,142

	$273,502	$240,371
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$30,870	$19,803
Income taxes payable	426	–
Current portion of long-term debt	568	–
Deferred revenue	10,354	6,481
Current liabilities related to assets held for sale	2,531	1,847
	44,749	28,131

Deferred revenue	5,775	4,195
Long-term debt	1,419	–
Other liabilities	603	–
Long-term liabilities related to assets held for sale	537	–

	53,083	32,326

Shareholders’ equity
Share capital	106,126	104,846
Contributed surplus	18,563	17,758
Retained earnings	50,528	43,909
Accumulated other comprehensive income	45,202	41,532

	220,419	208,045

	$273,502	$240,371

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2010	Twelve months ended August 31, 2010	Three months ended August 31, 2009	Twelve months ended August 31, 2009

Sales	$58,583	$202,757	$31,510	$153,082

Cost of sales (1,2)	20,629	73,901	12,199	57,897
Gross margin	37,954	128,856	19,311	95,185

Operating expenses
Selling and administrative (1)	18,931	66,612	12,759	58,067
Net research and development (1)	10,508	37,847	6,761	27,213
Amortization of property, plant and equipment	1,623	5,757	1,191	4,453
Amortization of intangible assets	2,478	7,773	1,138	5,033
Restructuring charges	–	–	963	963
Impairment of goodwill	–	–	–	21,713
Total operating expenses	33,540	117,989	22,812	117,442
Earnings (loss) from operations	4,414	10,867	(3,501)	(22,257)

Interest income (expense), net	(116)	(292)	(86)	592
Foreign exchange gain (loss)	1,765	(1,496)	144	1,074
Earnings (loss) before income taxes	6,063	9,079	(3,443)	(20,591)

Income taxes
Current	538	715	450	587
Future	1,401	4,814	(147)	(321)
	1,939	5,529	303	266

Net earnings (loss) from continuing operations	4,124	3,550	(3,746)	(20,857)

Net earnings from discontinued operations	838	3,069	2,565	4,272

Net earnings (loss) for the period	$4,962	$6,619	$(1,181)	$(16,585)

Basic and diluted net earnings (loss) from continuing operations per share	$0.07	$0.06	$(0.06)	$(0.34)

Basic and diluted net earnings from discontinued operations per share	$0.01	$0.05	$0.04	$0.07

Basic and diluted net earnings (loss) per share	$0.08	$0.11	$(0.02)	$(0.27)

Basic weighted average number of shares outstanding (000’s)	59,569	59,479	59,553	61,845

Diluted weighted average number of shares outstanding (000’s)	60,910	60,616	59,553	61,845

(1) Stock-based compensation costs included in:
Cost of sales	$42	$138	$38	$133
Selling and administrative	272	1,042	200	782
Net research and development	125	470	109	383
Net earnings from discontinued operations	34	136	32	111
	$473	$1,786	$379	$1,409

(2)   The cost of sales is exclusive of amortization, shown separately.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income (loss)
	Three months ended August 31, 2010	Twelve months ended August 31, 2010	Three months ended August 31, 2009	Twelve months ended August 31, 2009

Net earnings (loss) for the period	$4,962	$6,619	$(1,181)	$(16,585)
Foreign currency translation adjustment	(2,418)	3,728	(1,078)	(10,671)
Changes in unrealized losses on short-term investments	–	–	–	22
Unrealized gains (losses) on forward exchange contracts	(927)	940	(229)	(1,467)
Reclassification of realized (gains) losses on forward exchange contracts in net earnings (loss)	(281)	(1,022)	84	3,167
Future income taxes effect of the above items	374	24	44	(528)

Comprehensive income (loss)	$1,710	$10,289	$(2,360)	$(26,062)

Accumulated other comprehensive income
	Twelve months ended August 31,

	2010	2009

Foreign currency translation adjustment
Cumulative effect of prior periods	$40,458	$51,129
Current period	3,728	(10,671)

	44,186	40,458

Unrealized gains (losses) on forward exchange contracts
Cumulative effect of prior periods	1,076	(96)
Current period, net of realized gains (losses) and future income taxes	(58)	1,172

	1,018	1,076
Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(24)
Current period, net of future income taxes	–	22

	(2)	(2)

Accumulated other comprehensive income	$45,202	$41,532

EXFO Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Twelve months ended August 31,

	2010	2009

Balance – Beginning of the period	$43,909	$60,494

Add (deduct)
Net earnings (loss) for the period	6,619	(16,585)

Balance – End of the period	$50,528	$43,909

Contributed surplus
	Twelve months ended August 31,

	2010	2009

Balance – Beginning of the period	$17,758	$5,226

Add (deduct)
Stock-based compensation costs	1,756	1,407
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(954)	(540)
Discount on redemption of share capital	3	11,665

Balance – End of the period	$18,563	$17,758

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2010	Twelve months ended August 31, 2010	Three months ended August 31, 2009	Twelve months ended August 31, 2009

Cash flows from operating activities
Net earnings (loss) for the period	$4,962	$6,619	$(1,181)	$(16,585)
Add (deduct) items not affecting cash
Change in discount on short-term investments	(6)	19	24	597
Stock-based compensation costs	473	1,786	379	1,409
Amortization	4,158	13,729	2,380	9,674
Deferred revenue	1,264	3,672	(1,539)	1,706
Loss on disposal of capital assets	–	–	–	237
Impairment of goodwill	–	–	–	21,713
Future income taxes	1,529	5,787	(350)	(300)
Change in unrealized foreign exchange gain/loss	518	471	(414)	(1,955)

	12,898	32,083	(701)	16,496

Change in non-cash operating items
Accounts receivable	(4,265)	(22,522)	9,015	9,654
Income taxes and tax credits	942	(4,073)	(1,202)	(3,391)
Inventories	(2,205)	(9,302)	1,935	2,624
Prepaid expenses	262	105	(12)	(350)
Accounts payable and accrued liabilities	3,216	5,168	(1,870)	(2,409)
Other liabilities	308	308	–	–

	11,156	1,767	7,165	22,624
Cash flows from investing activities
Additions to short-term investments	(20,506)	(233,388)	(88,561)	(438,460)
Proceeds from disposal and maturity of short-term investments	16,656	285,805	82,570	456,612
Additions to capital assets	(2,746)	(8,966)	(978)	(6,945)
Business combinations, net of cash acquired	(346)	(33,042)	–	(2,414)

	(6,942)	10,409	(6,969)	8,793
Cash flows from financing activities
Repayment of long-term debt	(274)	(274)	–	–
Exercise of stock options	49	343	15	56
Redemption of share capital	–	(14)	(793)	(26,871)

	(225)	55	(778)	(26,815)

Effect of foreign exchange rate changes on cash	(336)	(733)	110	95

Change in cash	3,653	11,498	(472)	4,697
Cash – Beginning of period	18,456	10,611	11,083	5,914
Cash – End of period	$22,109	$22,109	$10,611	$10,611

Cash related to:
Continuing operations	21,440	21,440	9,777	9,777
Discontinued operations	669	669	834	834
	$22,109	$22,109	$10,611	$10,611